Exhibit 99.2

October 17, 2018	TSX: ACB

Aurora Cannabis Announces Conversion of Debentures

Edmonton, AB - October 17, 2018 - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that the Company has elected to exercise its right under the indenture (the “Indenture”) governing the Company’s 6.0% unsecured convertible debentures due November 28, 2022 (the “Debentures”) to convert (the “Conversion”) all of the principal amount outstanding of the remaining Debentures up to November 16, 2018 into common shares of the Company (the “Common Shares”). Pursuant to the terms of the Indenture, the Company may force the conversion of the Debentures at the conversion price of $6.50 per Common Share when the VWAP of the Common Shares on the TSX Exchange (the “Exchange”) for 10 consecutive trading days equals or exceeds $9.00.

As of close of markets October 16, 2018, the VWAP of the Common Shares on the Exchange for 10 consecutive trading days equals $13.35. The Conversion is scheduled to be effective November 16, 2018. Therefore, on Monday, November 19, 2018, the estimated remaining total of approximately $1.72 million of Debentures outstanding will be converted into approximately 265,692 Common Shares, and accrued interest will be paid.

The Company has provided the holders of the Debentures 30 days advance written notice of its intent to exercise the Conversion.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 18 countries across five continents, Aurora is one of the world’s largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora’s facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland (formerly Pedanios), have achieved this level of certification.

In addition to the Company’s rapid organic growth and strong execution on strategic M&A, which to date includes 15 companies - MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland (formerly Pedanios), H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, and MED Colombia, Agropro, Borela, and the pending acquisition of ICC Labs - Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website: investor.auroramj.com

Terry Booth, CEO

Aurora Cannabis Inc.

Further information

For Media:	For Investors:

Heather MacGregor	Marc Lakmaaker	Rob Kelly
+1.416.509.5416	+1.647.269.5523	+1.647.331.7228
heather.macgregor@auroramj.com	marc.lakmaaker@auroramj.com	rob.kelly@auroramj.com

U.S. Investors

Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
Phone: (212) 896-1233 / (212) 896-1203
Email: pcarlson@kcsa.com / ebarker@kcsa.com

Forward looking statements

This news release includes statements containing certain “forward-looking information” within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.